1900 K Street, N.W. Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

STEPHEN T. COHEN stephen.cohen@dechert.com +1 202 261 3304 Direct +1 202 261 3024 Fax

March 8, 2013

VIA EDGAR

Filing Desk

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Laudus Trust (File No. 811-05547)

Ladies and Gentlemen:

Pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, attached for filing via the EDGAR system is a preliminary proxy statement and form of proxy (“Proxy Materials”) for a special meeting of shareholders (“Meeting”) to be held on May 10, 2013.

The Meeting is being held for the purpose of asking shareholders of Laudus Growth Investors U.S. Large Cap Growth Fund (the “Fund”) to vote to approve the adoption of manager of managers exemptive relief that would allow Charles Schwab Investment Management, Inc., the investment adviser to the Fund, subject to the supervision and approval of the Board of Trustees, to hire, terminate or replace investment subadvisers for the Fund without seeking shareholder approval.

No fee is required in connection with this filing. Definitive copies of the Proxy Materials are expected to be distributed to shareholders on or about April 3, 2013. Should you have any questions or comments, please contact me at 202.261.3304.

Sincerely,

/s/ Stephen T. Cohen

Stephen T. Cohen

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